

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Adam Berk
Chief Executive Officer
Stem Holdings, Inc.
2201 NW Corporate Blvd., Suite 205
Boca Raton, FL 33431

> **Re: Stem Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 19, 2021**
> **File No. 333-251897**

Dear Mr. Berk:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 1 and your disclosure on page 52 that you are registering a primary offering of units, consisting of one share of common stock and one warrant to purchase one share of common stock, to be sold at a fixed price per unit. If you plan to offer units, please revise the registration fee table to identify the units as securities in the offering and the prospectus cover page to list the units, the components of the units and the purchase price of the units at the top of the cover page. Please also revise the Description of Securities to be Registered section to provide a description of the units and the warrants you are registering. Please also clarify on the cover page, elsewhere in the prospectus and in the opinion whether the fixed price per unit is $0.43 or $0.53. Please

delete the language on the cover page that the selling stockholders will pay any underwriting discounts, commissions or agent's commissions related to the sale of their shares of common stock if you are not registering a secondary offering. Finally, please have counsel revise the Exhibit 5.1 opinion to opine that the warrants will be binding obligations of the company in accordance with Section II.B.1.f of Staff Legal Bulletin No. 19 and that the units will be binding obligations of the company in accordance with Section II.B.1.h of Staff Legal Bulletin No. 19.

2. Revise the cover page to disclose the $50,000 minimum investment referenced in the subscription agreement, update the January 31, 2021 termination date for the offering, and remove the reference to Rule 424(b)(3).

<u>General</u>

3. We note that Section 13 of the Common Stock Purchase Warrant filed as Exhibit 4.1 limits legal action under the agreement to the state courts of Florida or the federal courts located in the state and county of Palm Beach and Section 7(j) of the Subscription Agreement limits legal action under the agreement to the federal and state courts of the State of Florida located in the City of Boca Raton, Palm Beach County. Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provisions. If these provisions apply to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provisions in the Common Stock Purchase Warrant and the Subscription Agreement state this clearly, or tell us how you will inform investors in future filings that the provisions do not apply to any actions arising under the Securities Act or Exchange Act.

4. We note that Section 13 of the Common Stock Purchase Warrant filed as Exhibit 4.1 contains a jury trial waiver. Please revise your prospectus to:
• Describe the jury trial waiver, including how it will impact your investors;
• Describe any questions as to enforceability under federal and state law;
• Clarify whether the provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;
• To the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder; and
• Specify that purchasers of interests in a secondary transaction would also be subject to the provision.

5.   We refer to the subscription agreement filed as Ex. 10.1. Please remove the waivers contained in the second paragraph of the agreement and in Section 1(a), or explain to us how they are consistent with Section 14 of the Securities Act.

    Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any questions

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences

cc: Robert L. B. Diener, Esq.